SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CERTIFICATE MINUTES OF THE ONE THOUSAND SEVENTY-FIFTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS CNPJ/MF no. 00.001.180/0001-26 NIRE 33.300.346.767 Meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A., registered in the National Register of Legal Entities of the Ministry of Finance ("CNPJ/MF") under number 00.001.180/0001-26 ("Company"), started on 09.25.2025, at 12:00 p.m., in an electronic deliberation circuit, as convened by the Chairman of the Board of Directors, by electronic means, pursuant to the Company's Articles of Incorporation. Closing of the meeting and the collection of electronic votes at 09:00 a.m. on 09.26.2025. The Chairman of the Board, Mr. VICENTE FALCONI CAMPOS (VFC). Directors ANA SILVIA CORSO MATTE (ASM), CARLOS MÁRCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JJF), MARISETE FÁTIMA DADALD PEREIRA (MFP), PEDRO BATISTA DE LIMA FILHO (PBL), MAURICIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NJHM) and SILAS RONDEAU CAVALCANTE SILVA (SRCS) attended the meeting. There was no record of absence. The meeting was chaired by the Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). QUORUMS FOR INSTALLATION AND RESOLUTIONS: As prescribed in article 31, caput, of the Company's Articles of Incorporation, the resolutions of this meeting must take place in the presence of the majority of its members, and its resolutions are taken by the majority of those present (art. 31, caput, Articles of Incorporation), except in cases of qualified quorum (art. 32, Articles of Incorporation). Quorum for installation: ten members, in compliance with the minimum quorum requirement of six members. Minimum quorum for resolutions: six members, except in cases where there is an explicit record of alteration of the quorum of those present at the time of resolution. The previous declaration of conflict of interest by the Directors and/or their momentary absence result in their subtraction for the purposes of computing the minimum resolution quorum. Deliberation: DEL-150/2025. (i) Approval of the realization, by Centrais Elétricas do Norte do Brasil S.A. – Eletronorte (“Eletronorte”), of its 8th (eighth) issuance of simple debentures, not convertible into shares, of the unsecured type, with additional personal guarantee, in a single series, in the total amount of R$ 700,000,000.00 (seven hundred million reais), to be formalized through the “Private Instrument of Issue deed of the 8th (Eighth) Issuance of Simple Debentures, Not Convertible into Shares, of the Unsecured Type, with Additional Personal Guarantee, in a Single Series, for Public Distribution, in Automatic Distribution Rite, of Centrais Elétricas do Norte do Brasil S.A. - Eletronorte” (“Issue deed” and “Debentures”, respectively), pursuant to Law No. 6.404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and CVM Resolution No. 160, of July 13, 2022, as amended (“CVM Resolution 160” and “Issue”, respectively), which will be subject to public distribution, under automatic registration rite, intended exclusively for professional investors, as defined pursuant to articles 11 and 13 of Resolution of CVM No. 30, of May 11, 2021, as amended (“Professional Investors” and “Offer”, respectively); (ii) approval of the granting of personal guarantee (“Surety”), by the Company, on an irrevocable and irreversible basis, as guarantor and principal payer, with the express waiver of the benefits of order, rights and powers of exoneration provided for in articles 333, sole paragraph, 364, 366, 368, 821, 824, 827, 830, 834, 835, 837, 838 and 839, of Law No. 10.406, of January 10, 2002, as amended ("Civil Code"), and articles 130 and 794, of Law No. 13.105, of March 16 2015, as amended ("Code of Civil Procedure"), responsible for the full and timely fulfillment of all main and ancillary obligations assumed by Eletronorte, within the scope of the Issue and the Offer; (iii) approval of the execution of the instruments necessary to carry out the Issue, the Offer and the granting of the Surety, including, but not limited to: (a) the Issue Deed and the respective amendment to reflect the result of the Fixing Procedure (as to be defined in the Issue Deed), regardless of a new resolution by this Board of Directors, as well as other amendments that may be necessary, subject to the limits set forth herein; (b) to the "Coordination, Placement and Public Distribution Agreement, under the Firm Placement Guarantee Regime, of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, with Additional Personal Guarantee, in a Single Series, of the 8th (Eighth) Issue of Centrais Elétricas do Norte do Brasil S.A. - Eletronorte", to be entered into between Eletronorte, the Lead Coordinator (as defined below) and the Company ("Distribution Agreement") and any amendments that may be necessary; (iv) delegation of powers to the Company's Executive Board, to the Executive Board of Eletronorte, and/or to the attorneys-in-fact of the Company and/or Eletronorte, as the case may be, to perform all acts and sign all documents necessary to carry out the Issue, the Offer and the granting of the Surety, including, but not limited to, the execution of the Issue Deed, the amendment to reflect the result of the Fixing Procedure and the Distribution Agreement, being able, therefore, to negotiate and sign the respective instruments and any amendments (if necessary); and (v) the ratification of all acts already performed by the Executive Board and/or the Company's attorneys-in-fact, as the case may be, to carry out the resolutions provided for herein, including, but not limited to, the hiring of the institution that is part of the securities distribution system responsible for the public distribution of the Debentures, within the scope of the Offer (“Lead Coordinator”), and other service providers for the purposes of the Offer, such as the trustee (“Trustee”), representing the communion of holders of the Debentures, the bookkeeper (“Bookkeeper”), the liquidating bank (“Liquidating Bank”), the Independent Appraiser (as to be defined in the Issue deed), B3 (“B3” refers to B3 S.A. – Brasil, Bolsa, Balcão or B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3, as applicable), legal advisors, among others. Decision: Items (i), (ii), (iii), (iv), and (v) of the Resolutions were unanimously approved by the Directors present, with the approval of (1) the issuance by Eletronorte, which will be subject to public distribution under automatic registration procedures, intended exclusively for Professional Investors, in accordance with the general conditions described below: Issuer Eletronorte Embodiment Issuance of Debentures, via CVM Resolution 160 Rite of Registration Automatic Rite Target Audience Professional Investor Volume R$ 700,000,000.00 (seven hundred million reais) (“Total Issue Amount”). Number of Eletronorte Debentures 700,000 (seven hundred thousand) Debentures will be issued. Placement Regime Firm guarantee of distribution for the Total Issue Amount. Allocation of Funds Pursuant to article 2, paragraph 1, of Law 12.431, Decree 11.964, and Resolution of the National Monetary Council No. 5.034, of July 21, 2022, as amended, and the eligibility criteria provided for in Ordinance of the Ministry of Finance (“MF”) No. 946 of June 11, 2024 (“Ordinance MF 964”), the funds raised by Eletronorte, through the payment of the Debentures, excluding the costs incurred to pay expenses arising from the Offer, will be used exclusively for construction, operation and maintenance of the electric power transmission facilities related to the Public Service Concession Agreement for Electric Power Transmission No. 003/2012 – ANEEL, composed of: (i) Engineer Lechuga-Ecuador Transmission Line, double circuit, in 500 kV, located in the States of Amazonas and Roraima; (ii) Equator-Boa Vista Transmission Line, double circuit, in 500kV, located in the State of Roraima, both totaling 715km in length; (iii) Equator Substation in 500 kV, located in the State of Roraima; and (iv) Boa Vista Substation in 500/230 kV, located in the State of Roraima, as detailed in the Issue deed ("Project"), observing that the Project does not include the implementation of one of the operational assets of the Boa Vista Substation, namely, the set of equipment that makes up the static reactive compensator – CER. The Project meets the eligibility criteria, provided for in article 3 of MF Ordinance 964 of the blended finance subline, referred to in article 33, paragraph 1, item I, of Law No. 14.995, of October 10, 2024, within the scope of the External Private Capital Mobilization and Exchange Protection Line of the Eco Invest Brasil Program, part of the Ecological Transformation Plan approved by the MF, being certain that the Project does not meet the "exclusion criteria" provided for in Section II, article 4 of MF Ordinance 964 and meets the safeguards provided for in Section III, article 5 of MF Ordinance 964. Series Single series. Term 10 (ten) years. Amortization Annual payment, at the end of the 8th (eighth), 9th (ninth) and 10th (tenth) year, the first payment being due on September 15, 2033, the second on September 15, 2034 and the last payment due on the due date of the Debentures, on September 15, 2035. Payment of interest Semi-annually, with no grace period and consecutive. Remuneration Originally Contracted To be defined in the Fixing Procedure, whichever is greater between: (i) 6.50% (six point five percent) p.a.; or (ii) the internal rate of return of NTN-B35 - 0.65% (sixty-five hundredths of a percent negative) p.a. Recalculated Compensation In the event of any of the Mandatory Early Redemption Events (as defined in the Issue deed), occurring before the 25th (twenty-fifth) month (inclusive) from the Issue Date, i.e., until September 15, 2027 (exclusive), subject to the provisions of the Issue deed, the internal rate of return of NTN-B35 will be -0.20% (twenty hundredths of a percent negative) p.a. Guarantee Surety provided by the Company. (2) granting of the Surety, by the Company, irrevocably and irreversibly, as guarantor and principal payer, with the express waiver of the benefits of order, rights and powers of exoneration provided for in articles 333, sole paragraph, 364, 366, 368, 821, 824, 827,830, 834, 835, 837, 838 and 839 of the Civil Code, and articles 130 and 794 of the Code of Civil Procedure, responsible for the faithful and exact fulfillment of all obligations assumed by Eletronorte, within the scope of the Issue and the Offer; (3) approval of the instruments necessary to carry out the Issue, the Offer, and the granting of the Guarantee, including, but not limited to: (a) the Issue deed and the amendment to reflect the result of the Fixing Procedure, regardless of a new resolution by this Board of Directors, as well as other amendments that may be necessary, subject to the limits set forth herein; and (b) the Distribution Agreement and any amendments that may be necessary; (4) delegation of powers to the Company's Executive Board, to the Executive Board of Eletronorte, and/or to the attorneys-in-fact of the Company and/or Eletronorte, as the case may be, to perform all acts and sign all documents necessary to carry out the Issue, the Offer and the granting of the Guarantee, including, but not limited to, the execution of the Issue Deed, the amendment to reflect the result of the Fixing Procedure and the Distribution Agreement, and may, for this purpose, negotiate and sign the respective instruments and any amendments (if necessary); and (5) ratification of all acts already performed by the Executive Board and/or the Company's attorneys-in-fact, as the case may be, to carry out the resolutions provided for herein, including, but not limited to, the hiring of the Lead Coordinator, and other service providers for the purposes of the Offer, such as the Trustee, the Bookkeeper, the Liquidating Bank, the Independent Appraiser, B3, legal advisors, among others. Closing and drawing up of the certificate of the minutes: It is recorded that the material pertinent to the items decided in this Board of Directors Meeting is filed at the Company's headquarters. There being no further business to discuss on DEL-150/2025, Chairman VFC closed the related work and ordered the Governance Secretary to draw up this Certificate, which, after being read and approved, is signed by himself. The other resolutions made at this meeting were omitted in this certificate, as they relate to merely internal interests of the Company, legitimate caution, supported by the duty of secrecy of the Management, according to the “caput" of article 155 of the Brazilian Corporation Law and is therefore not within the scope of the rule contained in § 1 of article 142 of the aforementioned Law. Present were VICENTE FALCONI CAMPOS (VFC) (Chairman); Directors ANA SILVIA CORSO MATTE (ASM), CARLOS MÁRCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JJF), MARISETE FÁTIMA DADALD PEREIRA (MFP), PEDRO BATISTA DE LIMA FILHO (PBL), MAURICIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NJHM) and SILAS RONDEAU CAVALCANTE SILVA (SRCS). This certificate is drawn up by me, FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). Rio de Janeiro, September 26, 2025 FERNANDO KHOURY FRANCISCO JUNIOR Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.